UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025 (Report No. 3)
Commission File Number: 001-41641

SHL TELEMEDICINE LTD.
 (Translation of registrant’s name into English)

90 Yigal Alon Street
Tel Aviv 67891, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

On April 24, 2025, SHL Telemedicine Ltd. (the “Company”) issued a press release with respect to its 2024 annual results, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein. In addition, on the same day the Company filed with the SIX Swiss Exchange its Annual Report to shareholders for the year ended December 31, 2024 (the “Report”), which contains audited consolidated financial statements as of and for the year ended December 31, 2024. A copy of the Report is attached hereto as Exhibit 99.2 and is incorporated by reference herein. The press release and Report contain forward-looking statements and include cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 9, 2023 (Registration No. 333-272546).

Exhibit          Description

99.1	Press release, dated April 24, 2025, with respect to 2024 annual results.

99.2	Annual Report to shareholders for the year ended December 31, 2024, filed with the SIX Swiss Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHL Telemedicine Ltd.

By:	/s/ Lior Haalman
Lior Haalman
Chief Financial Officer

April 24, 2025